Diagnostic Imaging International Corp.

#603-157 Adelaide Street West

Toronto, ON, Canada M5H 4E7

May 3, 2013

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Diagnostic Imaging International Corp.

Preliminary Proxy Statement on Schedule 14A

Filed April 22, 2013

File No. 333-136436

Dear Mr. Reynolds:

I am responding to the comments on behalf of Diagnostic Imaging International Corp. (the “Company”) sent on May 2, 2013 in connection with the filing of a Preliminary Proxy Statement on Schedule 14A on April 22, 2013.  The comments are reproduced below with the Company’s response thereafter.

1.

Please revise or explain to us why you have not included in your preliminary proxy a resolution subject to shareholder advisory vote to approve the compensation of your named executive officers consistent with Rule 14a-21(a) of the Exchange Act, as well as disclosure required by Item 24 of Schedule 14A.

Response: The Company has revised its Preliminary Proxy Statement to include a resolution subject to shareholder advisory vote to approve the compensation of its named executive officers consistent with Rule 14a-21(a) of the Exchange Act, as well as disclosure required by Item 24 of Schedule 14A.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mitchell Geisler

Mitchell Geisler,

Chief Executive Officer